

May 11, 2023

Ross Muken
Chief Financial Officer
SOPHiA GENETICS SA
185 Dartmouth Street Floor 5
Boston, MA 02116

> **Re: SOPHiA GENETICS SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 7, 2023**
> **Form 6-K furnished May 9, 2023**
> **File No. 001-40627**

Dear Ross Muken:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 6-K furnished May 9, 2023

Exhibit 99.3
Reconciliation of IFRS to Adjusted IFRS Statement of Profit and Loss, page 11

1. Your non-IFRS presentation appears to represent a full consolidated statement of profit and loss. Please tell us why you believe your presentation is consistent with Question 102.10(a) through (c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Mary Mast at (202) 551-3613 or Frank Wyman at (202) 551-3660 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences